December 2, 2009

To: Trustees of Saturna Investment Trust,
Amana Mutual Funds Trust

Re: Fidelity Bond and D&O/E&O Annual Premium Allocations

From: Saturna Capital

Annually, the Trustees must review continuation of the existing Rule 17g-1 fidelity bond coverage. We filed the application for the annual renewal to ICI Mutual (ICIM) for the Funds' fidelity bond and D&O/E&O coverage, and were given the coverage for which we applied.

Policy limits and deductibles are unchanged from last year. The D&O/E&O limit remains at $3 million with a deductible of $300,000. Due to growth in both trusts, the fidelity bond coverage has increased from $1,960,000 to $2,335,000. Each entity's fidelity bond coverage is to the full limit of $2,335,000. Mutual fund required amounts have been set in accordance with SEC Rule 17(g)-1, based on assets as of December 1, 2009.

Despite the large increase in coverage the fidelity bond premium has only increased $3,665 from $17,000 to $20,665. We have historically allocated the premium according to the proportion of each insured's required coverage to the total bond coverage. Using this method, the bond premium allocation is show below in Table 1.

The D&O/E&O premium has increased approximately 10% over last year. The allocation applies a 17% discount to quoted premiums received from ICI Mutual for individual policies of appropriate size for each entity. The individually quoted policy sizes were $3MM for Amana, and $1MM for each of Saturna Investment Trust and Saturna Capital, including its subsidiaries, Saturna Brokerage Services and Saturna Trust Company. The D&O/E&O allocation is show below in Table 2.

We have indicated acceptance of the policies, subject to your ratification of payment at this meeting. Attatched is a letter, from ICIM, confirming that the total premium for the bond and policy coverage allocated to each investment company is less than the premium such company would have to pay if it purchased separate policies.

Table 1. Fidelity Bond Premium Allocation
Insured	17(g)-1 Bracket	Coverage Requirement	Percentage of Total Bond	Bond Premium
Amana	$2.5-3 Billion	$1,700,000	65.13%	$13,460
Saturna Investment	$150-250 Million	$600,000	22.99%	$4,751
Saturna Capital	IRS requirement	$250,000	9.58%	$1,979
Saturna Brokerage	FINRA requirement	$60,000	2.30%	$475
		$2,610,000	100.00%	$20,665

Table 2. D&O/E&O Policy Premium Allocation
Insured	Individual Policy Limit	Individual Policy Quote	Joint Policy Discount (17%)	Policy Premium
Amana	$3,000,000	$75,000	$12,667	$62,333
Saturna Investment	$1,000,000	$25,000	$4,222	$20,778
Saturna Capital	$1,000,000	$35,000	$5,911	$29,089